# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DIANA SHIPPING INC., CIK 0001318885
CUSIP: Y2066G104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: Pendelis, 16, 175 64 Palaio Faliro, Athens, Greece (J3), 00000
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001213900-22-058431
Filed by CIK 0001942293

## Reporting persons
- Sea Trade Holdings Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); sole voting power 0; shared voting power 14,682,781; sole dispositive power 0; shared dispositive power 14,682,781; aggregate amount beneficially owned 14,682,781 (12.9% of the class)
  Comment: Note to Item 11: Based upon 125,186,532 outstanding shares of Common Stock as of November 29, 2024, as reported by the Issuer it its Offer to Purchase filed with the Securities and Exchange Commission (the "SEC") as Exhibit (a)(1)(A) to the Issuer's Schedule TO dated December 2, 2024 (the "Schedule TO"), less 11,442,645 shares tendered in the tender offer to which the Schedule TO relates as reported by the Issuer in its Press Release filed with the SEC as Exhibit (a)(1)(G) to Amendment No. 1 to the Schedule TO dated January 7, 2025 ("Amendment No. 1").
- Transatlantic Shipholdings Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); sole voting power 0; shared voting power 14,682,781; sole dispositive power 0; shared dispositive power 14,682,781; aggregate amount beneficially owned 14,682,781 (12.9% of the class)
  Comment: Note to Item 11: Based upon 125,186,532 outstanding shares of Common Stock as of November 29, 2024, as reported by the Issuer it its Offer to Purchase filed with the SEC as Exhibit (a)(1)(A) to the Schedule TO, less 11,442,645 shares tendered in the tender offer to which the Schedule TO relates as reported by the Issuer in its Press Release filed with the SEC as Exhibit (a)(1)(G) to Amendment No. 1 to the Schedule TO.
- Atlanta International Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); sole voting power 0; shared voting power 14,682,781; sole dispositive power 0; shared dispositive power 14,682,781; aggregate amount beneficially owned 14,682,781 (12.9% of the class)
  Comment: Note to Item 11: Based upon 125,186,532 outstanding shares of Common Stock as of November 29, 2024, as reported by the Issuer it its Offer to Purchase filed with the SEC as Exhibit (a)(1)(A) to the Schedule TO, less 11,442,645 shares tendered in the tender offer to which the Schedule TO relates as reported by the Issuer in its Press Release filed with the SEC as Exhibit (a)(1)(G) to Amendment No. 1 to the Schedule TO.

## Item 1. Issuer
Name of issuer: DIANA SHIPPING INC.
Address of issuer's principal executive offices: Pendelis, 16, 175 64 Palaio Faliro, Athens, GREECE, 00000.

## Item 2. Person Filing
Name of person filing:
Sea Trade Holdings Inc.

Transatlantic Shipholdings Inc.

Atlanta International Inc.
Address of principal business office or, if none, residence:
Sea Trade Holdings Inc.
201 Broad Street, Suite 410
Stamford, CT 06901

Transatlantic Shipholdings Inc.
201 Broad Street, Suite 410
Stamford, CT 06901

Atlanta International Inc.
Lophitis Business Centre I (7th Floor)
Corner 28th October & Emiliou Chourmouziou Street,
3035 Limassol, Cyprus
Citizenship:
Sea Trade Holdings Inc. - Republic of the Marshall Islands

Transatlantic Shipholdings Inc. - Republic of the Marshall Islands

Atlanta International Inc. - Republic of the Marshall Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Please refer to Item 9 of the cover pages hereto. Transatlantic Shipholdings Inc. ("Translantic") and Atlanta International Inc. ("Atlanta"), each a reporting person, together own all of the outstanding voting capital stock of Sea Trade Holdings Inc. Each of Transatlantic and Atlanta expressly disclaims beneficial ownership of any shares of the Issuer's securities reported in this Schedule 13G, except to the extent of its pecuniary interest therein.
Percent of class: Please refer to Item 11 of the cover pages attached hereto and the accompanying notes thereto.
Sole power to vote or to direct the vote: Please refer to Item 5 of the cover pages hereto.
Shared power to vote or to direct the vote: Please refer to Item 6 of the cover pages hereto.
Sole power to dispose or to direct the disposition: Please refer to Item 7 of the cover pages hereto.
Shared power to dispose or to direct the disposition: Please refer to Item 8 of the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement, dated January 29, 2025, by and among Sea Trade Holdings, Inc., Transatlantic Shipholdings Inc. and Atlanta International Inc.

## Signatures
- Sea Trade Holdings Inc.: /s/ Robert G. Shaw, Robert G. Shaw / Managing Director and Secretary (01/29/2025)
- Transatlantic Shipholdings Inc.: /s/ Robert G. Shaw, Robert G. Shaw / Managing Director and Secretary (01/29/2025)
- Atlanta International Inc.: /s/ George Mouskas, George Mouskas / President (01/29/2025)